UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Adamas Pharmaceuticals, Inc.

(Name of Subject Company)

Adamas Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00548A106 (CUSIP Number of Class of Securities)

Christopher B. Prentiss

Chief Financial Officer

Adamas Pharmaceuticals, Inc.

1900 Powell Street, Suite 1000

Emeryville, California

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh

Ian Nussbaum

Polina A. Demina

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas” or the “Company”) with the Securities and Exchange Commission (the “SEC”) relating to the tender offer (the “Offer”) by Supernus Reef, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc. (“Supernus”), to purchase all of the outstanding Shares at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2021, and in the related Letter of Transmittal filed by Purchaser with the SEC on October 25, 2021. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2021, by and among Supernus, Purchaser and Adamas. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Subsequent Developments

Following the filing of the Schedule 14D-9 on October 25, 2021 and as of the date of this Amendment, ten Complaints (as defined below), one of which has been voluntarily dismissed, have been filed by alleged stockholders of Adamas against the Company and its current directors, asserting claims under Sections 14 and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) challenging the adequacy of certain public disclosures made by the Company concerning the Merger. One Complaint also names Supernus and Supernus Reef, Inc. as alleged controlling persons under Section 20(a) of the Exchange Act. In all of these Complaints, Plaintiffs seek injunctive relief, unspecified monetary damages, unspecified costs, and other relief. Adamas and the other named defendants deny that they have violated any laws or breached any duties to Adamas’s stockholders and believe that these Complaints are without merit and that no supplemental disclosure is required to the Schedule 14D-9 under any applicable law, rule or regulation. See “Item 8. Additional Information” below for more information.

While Adamas believes the disclosures set forth in the Schedule 14D-9 fully comply with applicable law, in order to moot such plaintiffs’ disclosure claims, avoid nuisance and possible expense, and provide additional information to its stockholders, the Company has determined to voluntarily supplement the Schedule 14D-9 with the supplemental disclosures set forth below (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Adamas specifically denies all allegations, as set forth in the Complaints, that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the section below, titled “Arrangements between Supernus and the Current Executive Officers, Directors and Affiliates of Adamas,” after the second paragraph within “Item 3. Past Contacts, Transactions, Negotiations and Agreements” on page 3 of the Schedule 14D-9:

Arrangements between Supernus and the Current Executive Officers, Directors and Affiliates of Adamas

Former Supernus Directorship

As noted on “About Us – Our Leadership” section of the Company’s website and in the Company’s annual proxy statement, Michael F. Bigham, who has served on the Adamas Board since 2016, has held directorships at various companies, including Supernus, and was a partner at Abingworth LLP, a bioscience investment firm, from 2003 to 2015. Mr. Bigham joined the Board of Directors of Supernus in 2006 and resigned from the Board of Directors of Supernus on December 23, 2013. At all times relevant to the transaction process, Mr. Bigham did not have a direct financial interest in Supernus.

Based on publicly available information, funds affiliated with Abingworth LLP made investments in Supernus between 2006 and 2012. Supernus’s initial public offering prospectus indicates that funds affiliated with Abingworth LLP owned approximately 15% of Supernus’s outstanding common stock following the initial public offering, which occurred on or about May 4, 2012. On April 10, 2015, an affiliate of Abingworth LLP filed an amendment to a previously filed Schedule 13D indicating that funds affiliated with Abingworth LLP owned about 3.3% of Supernus’s outstanding common stock as of such date, and thereafter Abingworth LLP and its affiliates ceased publicly reporting their ownership interest in Supernus. In this regard, Mr. Bigham does not have any knowledge of his having any indirect financial interest in Supernus, including through funds affiliated with Abingworth LLP, or whether any such funds continue to be invested in Supernus or the amount thereof.

During the course of the transaction process, Mr. Bigham did not have any communications with any representatives of Supernus—See Item 4 “The Solicitation or Recommendation – Background of the Offer and the Merger” for more details regarding the transaction process that led to the public announcement of the Merger Agreement.

Item 4. The Solicitation or Recommendation

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined language to the ninth paragraph on page 16 in the section titled “Background of the Offer and the Merger” as follows:

Between July 29, 2021 and September 2, 2021, all nine other counterparties involved — other than Supernus and Party A — indicated to Lazard that they would pass on the opportunity due to various reasons, including lack of potential synergies, fit of Adamas’s products with the counterparty’s existing products and existing strategic opportunities and attendant capital constraints. During that time, Company management and Lazard had discussions with certain potential buyers, including Supernus, about such potential buyers’ perspectives on peak sales for GOCOVRI, which were in the range of $150 million to $300 million. Also during this time period, Mr. McFarlane regularly updated members of the Adamas Board with respect to the process and the conversations with the various potential counterparties.

2.	By adding the bold and underlined language to the third, fifth, and sixth paragraphs on page 18 in the section titled “Background of the Offer and the Merger” as follows:

On September 24, 2021, a representative of Lazard discussed with a representative of Jefferies the status of Supernus’s confirmatory diligence and—in order to ensure a level playing field by the end of the competitive process (in light of the discussions between Cooley and Party A’s legal counsel on September 23, 2021) and to strengthen the competitive tension in the process— communicated that Jefferies should encourage Supernus’s legal counsel, Saul Ewing Arnstein & Lehr LLP (“Saul Ewing”), to submit a mark-up of the Merger Agreement ahead of the bid deadline and engage with Cooley regarding any material issues, noting that Party A’s counsel had already done so.

On September 28, 2021, Jefferies sent Lazard and Cooley a mark-up of the Merger Agreement from Saul Ewing.

On September 30, 2021, representatives of Lazard and Cooley met virtually with Mr. Khattar, Bryan Roecklein, the Senior Vice President of Corporate Development at Supernus, representatives of Jefferies and representatives of Saul Ewing to discuss the mark-up of the Merger Agreement. Cooley noted that material issues in the mark-up included certain deal protections, including when the Company would be required to pay the termination fee, certain added closing conditions, regulatory commitments, including the proposed outside date, and the post-closing employee commitments covenant. The post-closing employee commitments covenant refers to the covenant in Section 7.3 of the Merger Agreement titled “Continuing Employee Benefits.” No post-closing employment arrangements or directorships between any representatives of Adamas, including any directors or officers of Adamas, and Supernus were discussed or negotiated.

Also on September 30, 2021, a representative of Lazard spoke with a representative of Party A’s financial advisor. The representative of Party A’s financial advisor noted that Party A may not be able to submit a proposal and markup of the Merger Agreement by the October 1 bid deadline. To encourage Party A to bid and to strengthen the competitive tension of the process, the representative of Lazard noted that Adamas expected to receive a proposal from another party by the deadline and would have to evaluate that offer in the absence of a proposal from Party A. Later that day, the representative of Party A’s financial advisor responded to the representative of Lazard that Party A was trying to provide a proposal by the following day. Also later on September 30, 2021, Mr. McFarlane spoke with Party A’s CEO regarding Party A’s potential offer, and Party A’s CEO noted that the offer would be an all cash offer.

3.	By adding the bold and underlined language to the fifth paragraph on page 19 in the section titled “Background of the Offer and the Merger” as follows:

Later on October 4, 2021, the Adamas Board held a meeting, with Company senior management and representatives of Lazard and Cooley also in attendance, at which it discussed the October 2 Supernus Proposal and the October 4 Party A Proposal. After discussion and presentations by the Lazard and Cooley teams, including an updated preliminary valuation analysis of the October 2 Supernus Proposal and the October 4 Party A Proposal, which were both noted to be the respective parties’ “best and final” offers, an overview of the discussion with Supernus and its advisors regarding the Merger Agreement and the CVR Agreement, as well as the Adamas Board’s fiduciary duties, the Adamas Board instructed Company management, Lazard and Cooley to continue negotiating with Supernus regarding the October 2 Supernus Proposal, specifically with respect to the definition of net sales needed to achieve the CVR thresholds, whether a change of control of Supernus or a sale by Supernus of GOCOVRI would accelerate the CVRs, certain deal protections, particularly the size of the termination fee payable by the Company in certain instances, and certain employee covenants, including the payment of annual bonuses, severance that would be owed to continuing and non-continuing employees of Adamas and 280G gross-up payments, with a goal to move quickly and come to final agreement with Supernus on all key outstanding points, subject to the Adamas Board’s approval, by October 7, 2021. Ultimately, in the final Merger Agreement, Adamas and Supernus agreed (i) that Adamas may pay out annual bonuses or quarterly incentive compensation payments, as applicable, to its employees based on an assessment and approval by the compensation committee of the Company’s achievement of its 2021 goals, (ii) to the severance commitments to continuing and non-continuing employees as reflected in Section 7.3 of the Merger Agreement titled “Continuing Employee Benefits” (see Item 3. “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Adamas and its Executive Officers, Directors and Affiliates —Employee Matters Following the Merger Closing) and (iii) that there would not be any 280G gross-up payments.

4.	By adding the bold and underlined line items and footnote 3 below to the “Adamas Management Projections” table in the section titled “Projected Financial Information” on page 27 and the “Strategic Planning Management Projections” table in the section titled “Projected Financial Information” on page 28:

Adamas Management Projections

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Total Revenue(1)	$96	$125	$155	$194	$234	$281
Gross Profit	$94	$121	$150	$188	$227	$272
R&D	$6	$6	$6	$9	$12	$12
SG&A	$115	$121	$125	$122	$121	$125
EBIT	$(27)	$(6)	$19	$57	$94	$135
Levered Free Cash Flow(2) (3)	$(38)	$(20)	$(7)	$17	$59	$127

($ in millions)	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue(1)	$325	$361	$392	$239	$48	$23
Gross Profit	$315	$350	$380	$232	$46	$23
R&D	$10	$8	$8	$5	$2	$1
SG&A	$142	$160	$175	$116	$48	$27
EBIT	$164	$182	$197	$110	$(4)	$(6)
Levered Free Cash Flow(2) (3)	$169	$155	$167	$113	$6	$1

(1)	Includes revenue for GOCOVRI, revenue for OSMOLEX and revenue for NAMZARIC royalties.
(2)	Levered Free Cash Flow, a non-GAAP term, refers to an arithmetically-derived metric of EBIT, minus income taxes, net of projected impact of net operating losses, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures, minus debt payments.
(3)	To derive Unlevered Free Cash Flow, the Company’s projected debt payments as a stand-alone company were added back to Levered Free Cash Flow. The Company’s projected debt payments on a stand-alone basis were calculated as $16 million in 2021, $19 million in 2022, $34 million in 2023, $44 million in 2024, $52 million in 2025, $14 million in 2026, and $0 for the years 2027 through 2032.

Strategic Planning Management Projections

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Total Revenue(1)	$99	$132	$173	$218	$279	$339
Gross Profit	$96	$128	$167	$212	$270	$328
R&D	$6	$6	$6	$9	$12	$12
SG&A	$115	$121	$125	$122	$121	$125
EBIT	$(25)	$1	$36	$80	$137	$191
Levered Free Cash Flow(2) (3)	$(37)	$(14)	$5	$35	$102	$182

($ in millions)	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue(1)	$394	$440	$478	$291	$58	$29
Gross Profit	$383	$426	$464	$282	$56	$28
R&D	$10	$8	$8	$5	$2	$1
SG&A	$144	$162	$177	$117	$48	$27
EBIT	$229	$257	$279	$160	$6	$(1)
Levered Free Cash Flow(2) (3)	$191	$207	$227	$157	$15	$5

(1)	Includes revenue for GOCOVRI, revenue for OSMOLEX and revenue for NAMZARIC royalties.
(2)	Levered Free Cash Flow, a non-GAAP term, refers to an arithmetically-derived metric of EBIT, minus income taxes, net of projected impact of net operating losses, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures, minus debt payments.
(3)	To derive Unlevered Free Cash Flow, the Company’s projected debt payments as a stand-alone company were added back to Levered Free Cash Flow. The Company’s projected debt payments on a stand-alone basis were calculated as $16 million in 2021, $19 million in 2022, $37 million in 2023, $50 million in 2024, $45 million in 2025, $12 million in 2026, and $0 for the years 2027 through 2032.

5.	By replacing the language below with the bold and underlined language in the fifth paragraph in the section titled “Opinion of Adamas’s Financial Advisor” on page 30 as follows:

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated October 9, 2021, of the Merger Agreement and of a draft, dated October 9, 2021 of the CVR Agreement;

•	reviewed certain publicly available historical business and financial information relating to Adamas;

•	reviewed various financial forecasts and other data provided to it by Adamas relating to the business of Adamas, including the Adamas Management Projections, which are referred to as “Case 2” in Lazard’s opinion, and the Strategic Planning Management Projections, which are referred to as “Case 1” in Lazard’s opinion~~, and sales forecasts prepared by management of the Company taking into account information provided by management of Supernus regarding its marketing plans for GOCOVRI~~;

•	was informed of certain perspectives on peak sales for GOCOVRI provided by management of Supernus;
•	held discussions with members of Adamas’s senior management with respect to the businesses and prospects of Adamas, including with respect to ~~Supernus’s marketing plans for GOCOVRI~~ certain perspectives on peak sales for GOCOVRI provided by management of Supernus;
•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Adamas;
•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Adamas;
•	reviewed historical stock prices and trading volumes of the Shares; and
•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

6.	By inserting the bold and underlined language in the second and third paragraphs in the section titled “Opinion of Adamas’s Financial Advisor—Financial Analyses—Discounted Cash Flow Analysis” on page 32 as follows:

For purposes of this analysis, Lazard calculated a range of enterprise values for Adamas by discounting to present value, utilizing discount rates ranging from 11.0% to 13.0%, chosen by Lazard based upon its analysis of the weighted average cost of capital of Adamas (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain financial metrics, including capital structure, betas for a comparable group of companies, market risk and tax rates), the estimated after-tax unlevered free cash flows to be generated by Adamas from September 30, 2021 through the end of the year of 2032 and assuming no terminal values.

Lazard then added to the range of enterprise values the estimated net cash of Adamas at September 30, 2021 of approximately negative $32 million (estimated net cash represents cash plus the current and non-current portions of available-for-sale securities of the Company less obligations due to HCRP upon a change of control) to derive a range of total equity values for Adamas. Lazard then calculated a range of implied equity values per Share by dividing such total equity values of Adamas by the number of fully diluted Shares (determined using the treasury stock method and taking into account outstanding In-The-Money Options and RSU Awards) (approximately 49.4 million fully diluted Shares), as calculated based on information provided by Adamas with respect to fully diluted Shares outstanding as of October 8, 2021. The results of this analysis implied an equity value per share range of $7.35 to $8.20.

7.	By inserting the bold and underlined language in the only paragraph in the section titled “Opinion of Adamas’s Financial Advisor—Financial Analyses—Research Analyst Price Targets” on page 35 as follows:

Lazard reviewed selected equity research analyst price targets from nine brokers based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $3.00 per Share to $14.00 per Share.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By amending and restating the paragraph under the section titled “Legal Proceedings” on page 37 by deleting the entire sentence and replacing it with the following paragraph to read as follows:

Legal Proceedings

Subsequent to the filing of the Schedule 14D-9, ten civil actions were filed challenging the adequacy of certain public disclosures made by the Company concerning the Company’s proposed transaction with Supernus and Purchaser and the process which led to the proposed transaction. On October 26, 2021, Elaine Wang, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Wang v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08742 (the “Wang Complaint”). The Wang Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On October 28, 2021, Jeffrey D. Justice II, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Justice v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08818 (the “Justice Complaint”). The Justice Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On October 29, 2021, Stourbridge Investments LLC, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Stourbridge Investments LLC v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08856 (the “Stourbridge Complaint”). The Stourbridge Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, an amended recommendation statement, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On October 29, 2021, Tran Tran, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Tran v. Adamas Pharmaceuticals, Inc. et al., Case No. 3:21-cv-08417 (the “Tran Complaint”). The Tran Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission or rescissory damages in the event it is consummated, an amended recommendation statement, and the award of attorneys’ fees and expenses. On November 2, 2021, Kelly Cook, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of New York, captioned Cook v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-06102 (the “Cook Complaint”). The Cook Complaint asserts claims under Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On November 5, 2021, Catherine Coffman, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Coffman v. Adamas Pharmaceuticals, Inc. et al., Case No. 3:21-cv-08646 (the “Coffman Complaint”). The Coffman Complaint asserts claims under Sections 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On November 5, 2021, Michael Kent, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Kent v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:99-mc-09999 (the “Kent Complaint”). The Kent Complaint asserts claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On November 8, 2021, Marc Waterman, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of Pennsylvania, captioned Waterman v. Adamas Pharmaceuticals, Inc. et al., Case No. 2:21-cv-04912 (the “Waterman Complaint”). The Waterman Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On November 10, 2021, Lori Vereker, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Vereker v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-09319 (the “Vereker Complaint”). The Vereker Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On November 11, 2021, Michael McDevitt, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned McDevitt v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-09343 (the “McDevitt Complaint” and, together with the Wang Complaint, the Justice Complaint, the Stourbridge Complaint, the Tran Complaint, the Cook Complaint, the Coffman Complaint, the Kent Complaint, the Waterman Complaint, and the Vereker Complaint, the “Complaints”). The McDevitt Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing defendants from filing any amendment to the recommendation statement unless and until defendants agree to disclose the information requested, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On November 12, 2021, the Vereker Complaint was voluntarily dismissed.

ANNEX A. Opinion of Lazard Frères & Co. LLC

Certain language of the third paragraph on page A-2 of the Opinion of Lazard Frères & Co. LLC attached hereto as Annex A is replaced with the bold and underlined language included in the attached Annex A.

Item 9. Exhibits.

“Item 9. Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit which was first filed on a Schedule 14D-9C on November 1, 2021:

Exhibit No.	Description
(a)(5)(J)	Employee Equity Q&A to All Employees of Adamas, first used on November 1, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C, filed by Adamas with the SEC on November 1, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMAS PHARMACEUTICALS, INC.

By:	/s/ Christopher B. Prentiss
Name:	Christopher B. Prentiss
Title:	Chief Financial Officer

Dated: November 18, 2021

ANNEX A

Opinion of Lazard Frères & Co. LLC

[See attached]

[Lazard Frères & Co. LLC Header]

October 10, 2021

The Board of Directors

Adamas Pharmaceuticals, Inc.

1900 Powell Street, Suite 1000

Emeryville, CA 94608

Dear Members of the Board:

We understand that Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Supernus Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Supernus Reef, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company. The Agreement provides for a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”), pursuant to which Purchaser will pay for each share of Company Common Stock accepted in the Tender Offer (i) $8.10 per share in cash (without interest) (the “Cash Consideration”), plus (ii) one non-transferable contingent value right (each, a “CVR”) issued by Parent under the CVR Agreement (as defined in the Agreement), entitling the holder thereof to potential payments of up to $1.00 in cash, in the aggregate, to be determined and paid pursuant to, and in the time frames set forth in, the CVR Agreement (the “CVR Consideration” and together with the Cash Consideration, the “Consideration”). The Agreement further provides, among other things, that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Agreement, as a result of the Merger, each outstanding share of Company Common Stock, other than shares of Company Common Stock (i) held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock or (ii) owned directly by the Company as treasury stock or otherwise owned by the Company, a subsidiary of the Company, Parent, Purchaser or any other direct or indirect subsidiary of Parent (all such shares in clauses (i) and (ii) collectively, “Excluded Shares”), will be converted into the right to receive the Consideration.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, of the Consideration to be paid to (i) holders of Company Common Stock tendering their shares pursuant to the Tender Offer and (ii) holders of Company Common Stock (other than holders of Excluded Shares) pursuant to the Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated October 9, 2021, of the Agreement and a draft, dated October 9, 2021, of the CVR Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, including financial projections identified as “Case 1” and “Case 2” ~~and sales forecasts prepared by management of the Company taking into account information provided by management of Parent regarding its marketing plans for GOCOVRI®~~ ;

(iv)	Been informed of certain perspectives on peak sales for GOCOVRI® provided by management of Parent;

(v)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company, including with respect to ~~Parent’s marketing plans for GOCOVRI®~~ certain perspectives on peak sales for GOCOVRI® provided by management of Parent;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(viii)	Reviewed historical stock prices and trading volumes of Company Common Stock; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. You have advised us that the Case 2 forecasts best reflect the future financial performance of the Company and, accordingly, at your direction we have utilized Case 2 for purposes of our financial analysis in connection with this Opinion. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, may or may not have an effect on the Company and we are not expressing an opinion as to the effects of such volatility or such disruption on the Company. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement and the CVR Agreement, in each case without any waiver or modification of any material terms or conditions therein. Representatives of the Company have advised us, and we have assumed, that the Agreement and the CVR Agreement, when executed, will conform to the drafts reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. In addition, we have assumed, at your direction, that the milestones set forth in the CVR Agreement will be achieved in amounts consistent with the financial forecasts utilized by us in connection with this opinion and that the related CVR payments will be made in accordance with the CVR Agreement, and we have analyzed the value of the CVR based on the net present value of such payments. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including with respect to the form or terms of the CVR and the restrictions on the transferability of the CVR. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the earliest of (i) announcement of the Transaction, (ii) execution of a definitive agreement with respect to the Transaction and (iii) the rendering and delivery of this opinion, and a substantial portion of which is contingent upon the closing of the Transaction. We have in the past provided certain investment banking services to the Company for which we have received compensation, including, during the past two years, advising the Company with respect to capital structure matters. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Tender Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to (i) holders of Company Common Stock tendering their shares pursuant to the Tender Offer and (ii) holders of Company Common Stock (other than holders of Excluded Shares) in the Merger, in each case, is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Michael Kingston
Michael Kingston
Managing Director

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